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                             September 23, 2022

       Ziyang Long
       Chief Executive Officer
       Republic Power Group Ltd.
       158 Kallang Way #06-08
       Singapore, Republic of Singapore S349245

                                                        Re: Republic Power
Group Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed September 9,
2022
                                                            File No. 333-266256

       Dear Mr. Long:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form F-1 filed September 9, 2022

       The Offering, page 6

   1. Please provide us with your calculation supporting net proceeds from the offering of $13,675,700 after
deducting underwriting discounts and estimated offering expenses payable. Ensure
underwriting discounts and expenses related to this offering reconcile to detailed disclosures
elsewhere in the filing.
       Capitalization, page 26

   2.                                                   Please supplementally
provide us with a reconciliation of the change in pro forma as adjusted amounts.
Ensure that the net proceeds used reconciles to the $13,675,700 net proceeds disclosed
throughout the filing and in note (1) to the table.
 Ziyang Long
Republic Power Group Ltd.
September 23, 2022
Page 2
Dilution, page 27

3. Please provide us with the calculation that supports the as adjusted net tangible book value after the offering of $16,665,320 as of December 31, 2021.
        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff
Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameZiyang Long
                                                            Division of
Corporation Finance
Comapany NameRepublic Power Group Ltd.
                                                            Office of
Technology
September 23, 2022 Page 2
cc:       Joan Wu
FirstName LastName